

Mail Stop 4720

November 18, 2009

By U.S. Mail and facsimile to (818)827-0900

Mr. Gary Rasmussen
Chief Executive Officer
Global Entertainment Holdings, Inc.
2375 E. Tropicana Ave., Suite 8-259
Las Vegas, Nevada 89119

Re: Global Entertainment Holdings, Inc.
      Form 10-KSB/A for Fiscal Year Ended December 31, 2007
      Filed March 26, 2009
      File No. 000-49679

Dear Mr. Rasmussen:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Amit Pande
                    Accounting Branch Chief